                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                                UBARTER.COM INC.
                                ----------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                    90345610
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

Alan D. Koslow                  with a copy to:   Edmund Belsheim
ShopNow.com Inc.                                  Perkins Coie LLP
411 First Avenue South, Suite 200 North           1201 Third Avenue, Suite 4800
Seattle, WA 98104                                 Seattle, WA  98101
(206) 223-1996                                    (206) 583-8888
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                DECEMBER 20, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /

     NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

                                  SCHEDULE 13D

-----------------------------------              -------------------------------

CUSIP NO.         90345610                             PAGE 2 OF 10 PAGES
          -----------------
--------------------------------------------------------------------------------
           NAME OF REPORTING PERSON
    1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           ShopNow.com Inc.   91-1628103
--------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
    2                                                                   (b) / /
--------------------------------------------------------------------------------
           SEC USE ONLY
    3
--------------------------------------------------------------------------------
           SOURCE OF FUNDS*
    4
           WC or OO
--------------------------------------------------------------------------------
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /
    5
--------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION
    6
           Washington
--------------------------------------------------------------------------------
                             SOLE VOTING POWER
                         7
      NUMBER OF              1,337,896(1)
                        --------------------------------------------------------
        SHARES               SHARED VOTING POWER
     BENEFICIALLY        8
       OWNED BY              Not applicable
                        --------------------------------------------------------
         EACH                SOLE DISPOSITIVE POWER
      REPORTING          9
        PERSON               1,337,896(1)
                        --------------------------------------------------------
         WITH                SHARED DISPOSITIVE POWER
                        10
                             Not applicable
--------------------------------------------------------------------------------
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11
           1,337,896(1)
--------------------------------------------------------------------------------
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /
   12
--------------------------------------------------------------------------------

----------------------

     (1) The shares that are the subject of this filing are purchasable by ShopNow.com Inc. ("ShopNow") upon exercise of a Call Option issued to ShopNow by Steven White, on December 20, 1999 (the "Call Option"), and described in
Item 4 of this report. Prior to the exercise of the Call Option, ShopNow is not entitled to any rights as a stockholder of Ubarter as to the shares covered by the Call Option. ShopNow expressly disclaims any beneficial ownership of any of the shares of common stock, $.001 par value, (the "Common Stock") of Ubarter which are purchasable by ShopNow upon the exercise of the Call Option.

--------------------------------------------------------------------------------
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
           approximately 22%(2)
--------------------------------------------------------------------------------
           TYPE OF REPORTING PERSON
   14
           CO
--------------------------------------------------------------------------------


----------------------
     (2) This percentage is based on 6,031,920 shares of Common Stock outstanding as of November 10, 1999, as indicated in Ubarter's most recent filing with the Securities and Exchange Commission.

ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D relates to the common stock, $0.001 par value per share (the "Common Stock"), of Ubarter.com Inc., a Nevada corporation ("Ubarter"). The principal executive and business office of Ubarter is located at 21400 International Blvd., #207, Seattle, Washington 98198.

ITEM 2.  IDENTITY AND BACKGROUND

         This Schedule 13D is filed by ShopNow.com Inc., a Washington corporation ("ShopNow"). ShopNow.com Inc. is a leading e-commerce enabling company for business-to-business and business-to-consumer e-commerce. ShopNow.com operates an e-commerce network known as the ShopNow Network, which is comprised on online access to over 40,000 businesses and over 6 million shoppers. The ShopNow.com portal is an online marketplace for connecting buyers and sellers worldwise and provides a range of business-to-business e-commerce products and services. The address of ShopNow's principal executive and business office is 411 First Avenue South, Suite 200 North, Seattle, Washington 98104.

         The following provides certain information as to the directors and executive officers of ShopNow:

DIRECTORS:
-------------------------------------------------------------------------------

NAME                       PRINCIPAL OCCUPATION AND BUSINESS ADDRESS
-------------------------------------------------------------------------------
Dwayne M. Walker           Chairman of the Board, President and Chief Executive
                           Officer of ShopNow
                           411 First Avenue South, Suite 200 North
                           Seattle, WA 98104
-------------------------------------------------------------------------------
Jacob I. Friesel           Executive Vice President-Sales and Marketing and
                           Director of 24/7 Media
                           24/7 Media, Inc.
                           1250 Broadway, 28th Floor
                           New York, NY 10001
-------------------------------------------------------------------------------
David M. Lonsdale          President and Chief Executive Officer of Upper Case
                           Inc.
                           Upper Case Inc.
                           4000 Burton Drive
                           Santa Clara, CA 95054
-------------------------------------------------------------------------------
Bret R. Maxwell            Vice Chairman of First Analysis Corporation
                           First Analysis Corporation
                           The Sears Tower, Suite 950
                           223 South Wacker Drive
                           Chicago, IL 60606
-------------------------------------------------------------------------------
Mark C. McClure            President and Chief Executive Officer of Cobra Golf,
                           Inc.
                           Cobra Golf, Inc.
                           7101 Obelisco Circle
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                           Carlsbad, CA 92008
-------------------------------------------------------------------------------
John R. Snedegar           President and Chief Executive Officer of Micro
                           General Corporation
                           Micro General Corporation
                           2510 North Red Hill Avenue, Suite 230
                           Santa Ana, CA 92705-5542
-------------------------------------------------------------------------------
Mark H. Terbeek            Independent Management Consultant
                           First Analysis Corporation
                           The Sears Tower, Suite 950
                           223 South Wacker Drive
                           Chicago, IL 60606
-------------------------------------------------------------------------------
Eytan Lombrosso            Senior Vice President -- Card Member Services
                           Chase Manhattan Bank
                           Chase Cardmember Services
                           Global Business Development
                           2 Chase Manhattan Plaza
                           16th Floor
                           New York, NY 10081
-------------------------------------------------------------------------------


EXECUTIVE OFFICERS:
-------------------------------------------------------------------------------
NAME                       PRINCIPAL OCCUPATION AND BUSINESS ADDRESS(1)
-------------------------------------------------------------------------------
Dwayne M. Walker           Chief Executive Officer, President and Chairman of
                           the Board
-------------------------------------------------------------------------------
Joe E. Arciniega, Jr.      Chief Operating Officer
-------------------------------------------------------------------------------
Jeffrey B. Haggin          Executive Vice President
-------------------------------------------------------------------------------
Alan D. Koslow             Executive Vice President, Chief Financial Officer,
                           General Counsel and Secretary
-------------------------------------------------------------------------------
Ganapathy Krishnan, Ph.D.  Executive Vice President and Chief Technology Officer
-------------------------------------------------------------------------------
Othniel D. Palomino        Executive Vice President, Corporate Development
-------------------------------------------------------------------------------
William D. Pittman         Executive Vice President and Chief Technical
                           Architect
-------------------------------------------------------------------------------
Anne-Marie K. Savage       Executive Vice President, E-Commerce Services
-------------------------------------------------------------------------------

         (1) The present principal occupation of all executive officers of ShopNow is with ShopNow. The business address of all executive officers is ShopNow.com Inc., 411 First Avenue South, Suite 200 North, Seattle, Washington 98104.

         During the last five years, neither ShopNow nor, to the best of its knowledge, any of its directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the best of ShopNow's knowledge, each director and executive officer of ShopNow is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As more fully described below, pursuant to the terms of the Call Option (as defined in the response to Item 4), ShopNow will have the right to purchase from time to time, but not later than April 30, 2000, up to 1,337,896 shares of Common Stock at a price of $6.00 per share. If ShopNow purchases the Common Stock pursuant to the Call Option, ShopNow anticipates that the funds to finance such purchase would come from working capital, although no definite determination has been made at this time as to the source of such funds.

ITEM 4.  PURPOSE OF TRANSACTION

         (a)-(j) On December 20, 1999, Ubarter entered into a letter of intent (the "Letter") with ShopNow pursuant to which ShopNow proposed to acquire Ubarter (the "Proposed Merger"). A copy of the Letter is incorporated herein by reference as Exhibit 1. The Letter provides that ShopNow will acquire all of the Ubarter's equity for $45 million (with a reduction for all liabilities of Ubarter as of the closing date other than certain specified noncash liabilities) payable in shares of ShopNow's common stock valued at the lower of (i) $20 per share and (ii) the average daily closing sales price of ShopNow's common stock as reported on the Nasdaq National Market on each of the ten trading days immediately prior to the execution of the definitive acquisition agreement.

         The Proposed Merger is subject to completion of due diligence, execution of definitive agreements and receipt of all necessary consents and approvals, including approval of the board of directors of Ubarter and of ShopNow and of the shareholders of Ubarter and the receipt of regulatory approval. Ubarter has agreed to pay a termination fee to ShopNow under certain circumstances if the acquisition contemplated by the Letter is not consummated. The transaction is expected to be completed sometime in early 2000.

         As a part of execution of the Letter, Steven White, Ubarter's Chief Executive Officer, and New Horizons L.P. have agreed to vote their shares in favor of approval of the acquisition contemplated by the Letter and, upon execution of definitive agreements relating to the acquisition, to enter into a voting agreement to vote in favor of approval of the transactions contemplated by the Letter. In addition, for $1,000 and other valuable consideration, Mr. White has given ShopNow an option (the "Call Option") to purchase, pursuant to the terms and conditions thereof, up to 1,337,896 fully paid and nonassessable shares of Common Stock at a price of $6.00 per share. A copy of the Call Option is incorporated herein by reference as Exhibit 2. The Call Option provides that ShopNow may exercise the Call Option, in whole or in part, at any time but not later than April 30, 2000; provided, however, the Call Option shall immediately terminate if (i) ShopNow decides not to pursue the Proposed Merger on terms substantially the same as those set forth in the Letter, (ii) if ShopNow decides not to pursue the Proposed Merger as a result of ShopNow's due diligence investigation of Ubarter, (iii) in the event ShopNow's board of directors does not approve the execution of the definitive agreement and the Proposed Merger or (iv) if Ubarter, Steven White and ShopNow agree to terminate the binding provisions of the Letter by mutual written consent.

         As a part of the execution of the Letter, ShopNow provided Ubarter a $2.0 million short-term bridge loan in the form of a Convertible Promissory Note due upon demand at any time after June 22, 2000 (the "Note"). The Note is incorporated herein by reference as Exhibit 3. If the acquisition of Ubarter is not completed, the then unpaid principal balance of the Note will convert into shares of common stock upon the conversion prices as set forth in the Note. Under certain circumstances, in the event of conversion of the
Note into shares of Ubarter's Common Stock, Ubarter will issue ShopNow a warrant to purchase shares of Common Stock.

         The Call Option is intended to increase the likelihood that the Proposed Merger will be completed. The Call Option may have the effect of discouraging persons who might now or in the future be interested in acquiring all of, or a significant interest in, Ubarter's securities or its assets before the completion of the Proposed Merger.

         Except as set forth in this Schedule 13D, the Letter, the Call Option, and the Note, neither ShopNow nor any of its directors or officers listed in Item 2 herein has any plans or proposals that relate to or that would result in or relate to any of the actions specified in subparagraphs
(a) through (j) of this Item 4.

ITEM 5.  INTEREST IN SECURITIES OF UBARTER

         (a)-(b) Pursuant to the Call Option, ShopNow is deemed to have beneficial ownership of, and sole voting and dispositive power with respect to, the 1,337,896 shares of Common Stock subject to the Call Option and, accordingly, is deemed to beneficially own such shares of Common Stock. Based on the number of shares of Common Stock subject to the Call Option, if ShopNow were to exercise the Call Option for all 1,337,896 shares subject to the Call Option, ShopNow would own approximately 22% of the outstanding Common Stock (based upon the 6,031,920 shares of Common Stock outstanding on November 10, 1999, as indicated in Ubarter's most recent filing with the Securities and Exchange Commission). If ShopNow were to exercise the Call Option, it would have sole voting and dispositive power with respect to the shares of Common Stock purchased thereby. Because the shares are held by Steven White, ShopNow disclaims beneficial ownership of all the shares of Common Stock to which the Call Option relates. Other than as set forth in this Item 5, to the best of ShopNow's knowledge, neither ShopNow nor any subsidiary or affiliate of ShopNow, nor any of its or their executive officers and directors beneficially owns any shares of the Common Stock.

         (c) Except as described herein, neither ShopNow nor, to the best of its knowledge, any of its directors or officers listed in Item 2 herein has effected any transactions in the Common Stock during the past 60 days.

         (d) So long as ShopNow has not exercised the Call Option, ShopNow does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Stock.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF UBARTER

         Pursuant to the Letter, Steven White and New Horizons L.P. (the "Key Shareholders") agreed to vote in favor of the adoption and approval of the definitive agreement and the Proposed Merger. The Key Shareholders agreed that upon execution of the definitive agreement they will execute voting agreements/proxies to vote all their shares as set forth in the previous sentence and to appoint ShopNow as their attorney and proxy with respect to such matters.

         The descriptions of the Letter, the Call Option, the Note and the Warrant do not purport to be complete and are qualified in their entirety by the provisions of these agreements.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT
NUMBER

1 Letter of Intent dated December 20, 1999, between Ubarter.com Inc., ShopNow.com Inc., Steven White and New Horizons L.P., Incorporated by reference to Exhibit 10.1 of the ShopNow.com Inc. current report on Form 8-K, dated December 20, 1999.

2     Call Option between Steven White and ShopNow.com Inc.

3     Convertible Promissory Note dated December 22, 1999.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 30, 1999               SHOPNOW.COM INC.

                                        /S/ ALAN D. KOSLOW
                                        ---------------------------------------
                                        By:  Alan D. Koslow
                                        Its: Executive Vice President, Chief
                                             Financial Officer, Secretary and
                                             General Counsel

                                  EXHIBIT INDEX

EXHIBIT
NUMBER

1 Letter of Intent dated December 20, 1999, between Ubarter.com Inc., ShopNow.com Inc., Steven White and New Horizons L.P., Incorporated by reference to Exhibit 10.1 of the ShopNow.com Inc. current report on Form 8-K, dated December 20, 1999.

2     Call Option between Steven White and ShopNow.com Inc.

3     Convertible Promissory Note dated December 22, 1999.